UMC proposed to acquire UMC Japan through Tender Offer

Taipei, Taiwan, R.O.C. — October 28, 2009 - United Microelectronics Corporation (NYSE: UMC, TSE: 2303), (“UMC”) at its 3rd session, 11th term of its Board of Directors meeting today, decided to obtain the common stocks, preemptive rights and stock acquisition rights in UMC Japan (stock code: 6939, JASDAQ.) (“UMCJ”) through a tender offer (the “Tender Offer”) to be made by UMC’s 100% owned subsidiary, Alpha Wisdom Limited (the “Offeror”), starting from October 29, 2009 to December 14, 2009.

UMCJ operates a semiconductor manufacturing plant in Tateyama City, Chiba, Japan with a monthly production capacity of 20,000 eight inch wafers. In January 1999, UMC acquired a majority interest in UMCJ (then known as NMBS Semiconductor), with the goal of utilizing UMCJ as a strategic manufacturing and sales base in Japan. Since then, UMCJ has been leveraging its superior position as the sole dedicated foundry company in Japan, gradually increasing orders from Japanese integrated device manufacturers (“IDMs”) and other customers for foundry services in Japan. As a manufacturing and sales base in Japan, UMC views UMCJ as an important factor for developing UMC Group business globally.

However, under current market conditions, UMCJ faces significant challenges. For example, as a result of the downturn in the Japanese semiconductor market, since 2004, UMCJ’s business has dropped sharply. Further, due to the unprecedented global economic chaos caused by the financial crisis triggered by the subprime credit problem in the U.S. in late 2008, it appears extremely difficult for UMCJ to return to profitability. In addition, although the trend toward fab-lite strategies (i.e., measures to decrease the costs of ownership of, and maintenance for, factories) by Japanese IDMs are anticipated to increase manufacturing outsourcing, UMCJ’s relative level of technology will make it significantly difficult for UMCJ to capture these business opportunities – at least and unless UMCJ has the full business, financial, technical and managerial support of UMC. In short, UMCJ recognizes that immediate cost reduction and utilization of UMC’s competitive capabilities are indispensable to its future. UMC views the Tender Offer, and the subsequent reorganization and structuring, as a beneficial strategy to enhance the speed of and realize further efficiency of UMC Group management, maximizing the overall corporate value of the UMC Group.

The Tender Offer will target acquisition of all outstanding equity securities in UMCJ which UMC does not own. UMC currently owns approximately 50.09% (495,650 shares) of all issued shares of UMCJ. The Tender Offer proposes to acquire 273,603 shares or more, or a majority of the outstanding equity securities of UMCJ not yet owned by UMC. The Offer Price, 12,500 Yen, was established based on UMCJ’s business plan, future cash flows, financial structure, and net asset values. Based on this Offer Price, if all shares are acquired in the Tender Offer, the total amount will be approximately 6.9 billion Yen. If, subsequent to the completion of the Tender Offer, not all of the outstanding equity securities for UMCJ have been acquired, UMC intends to initiate certain squeeze-out procedures under the Japanese Companies Act, thereby acquiring 100% of the outstanding shares of UMCJ. As a consequence, UMC anticipates that UMCJ shares will be delisted in accordance with the criteria for delisting stock of Jasdaq Securities Exchange, Inc. Ultimately, when these steps have been completed, UMC anticipates corporate reorganization or restructuring of UMCJ so that it will be operated and managed as part of the UMC Group.

UMC considers the Tender Offer to be beneficial to UMCJ’s customers as well, as it is expected to enable UMCJ to offer, in addition to localized services in the Japanese market that the customers have traditionally valued, more competitive globally-based services along with UMC’s broader range of technology and more highly competitive production capabilities. UMC recognizes the fundamental need to develop local business to promptly serve customer needs on a regional basis, but UMC also believes a foundry company may reap the benefits of economies of scale and efficiency in operation from developing business on a global basis. Accordingly, UMC believes it appropriate to seize strategic benefit from mergers and acquisitions. As a first step, in April 2009, UMC announced the acquisition of He Jian Technology Corporation in Suzhou, China. With the Tender Offer announcement today, UMC further extends its long-term commitment to strengthen global competitiveness, and thus to increase shareholders equity and enhance its value to customers.

Please note that any person who has accessed the information included in this press release may be prohibited from purchasing the shares, etc. of UMC Japan to the expiry of twelve (12) hours from the publication of this press release, as a primary recipient of information concerning the restrictions of insider trading (naibusha-torihiki in Japanese) under the provisions of Paragraph 3, Article 167 of the Financial Instruments and Exchange Law and Article 30 of the Enforcement Order of Japan. Please note that neither UMC nor the Offeror shall be held liable for any criminal, civil or administrative liability pursued due to the conduct of such purchase, etc.